UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.5 and Amendment No.7)*


                         QUESTCOR PHARMACEUTICALS INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   232808105
-------------------------------------------------------------------------------
                                (CUSIP Number)


                            Joseph J. Giunta, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            300 South Grand Avenue
                             Los Angeles, CA 90071
                                (213) 687-5000
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 12, 2004
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g),
check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Italy
-------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
          NUMBER OF                     0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
          OWNED BY                      14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON WITH                   1,756,781
                         ------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                        10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Italy
-------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
          NUMBER OF                     0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
          OWNED BY                      14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON WITH                   1,756,782
                         ------------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        11,117,812
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  |X|
                                                                  (b)  |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Luxembourg
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,668,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  |X|
                                                                 (b)  |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Portugal
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH
          REPORTING      ------------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            2,025,315
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Aptafin S.p.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                 (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES         ------------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          14,631,375
          EACH           ------------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                         ------------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            449,100
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  14,631,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    31.53%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                              Amendment No. 5 and
                              Amendment No. 7 to
                           Statement on Schedule 13D

          This Amendment No. 5 (the "Amendment No. 5") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 7 (the "Amendment No. 7" and, together with the Amendment No. 5, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 5 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 7 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation ("Aptafin"), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Aptafin, Defiante and Sigma Tau, the "Reporting Persons").

Item 2.  Identity and Background.

         Item 2 of the Schedule 13Ds are hereby amended to add the following:

         The business address of Sigma Tau International is 18 Avenue De La Porte Neuve, L-2227, Luxembourg. Sigma Tau International is a holding company whose principal assets consist of the common stock of various entities mainly in the pharmaceutical industry.

         The business address of Aptafin is Viale Shakespeare 47, Rome, Italy, 00144. Mr. P. Cavazza owns, directly and indirectly, 100% of the capital stock of Aptafin, which is a company whose principal assets consist of equity interests in various entities mainly in the pharmaceutical industry.

         The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of Sigma-Tau, Sigma Tau International and Defiante are set forth in Schedule A hereto. Neither the Reporting Persons nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13Ds are hereby amended to add the following:

         On January 12, 2004, Defiante used its working capital to exercise warrants for the purchase of 759,493 shares of Common Stock for an aggregate purchase price of $489,113.49.


Item 4.  Purpose of the Transaction.

         The purpose of the transaction was to acquire an equity investment interest in the Issuer.

         None of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of Questcor.

         Item 5 of the Schedule 13Ds are hereby amended as follows:

         The Reporting Persons, because they may be considered a "group" for purposes of Section 13(d)(3) of the Act (the "Group"), may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 1,756,781 shares of Common Stock directly owned by Mr. C. Cavazza, (ii) the 1,756,782 shares of Common Stock directly owned by Mr. P. Cavazza, (iii) the 8,643,397 shares of Common Stock directly owned by Sigma Tau International, (iv) the 2,025,315 shares of Common Stock deemed to be directly beneficially owned by Defiante, and (v) the 449,100 shares of Common Stock deemed to be directly beneficially owned by Aptafin. This represents beneficial ownership of an aggregate of 14,631,375 shares of Common Stock. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law.

         (a) Percentage interest calculations for the Reporting Persons are based upon Questcor having 44,379,058 shares of Common Stock outstanding as of November 6, 2003 (the "Outstanding Shares"), as reported by the Issuer in the Issuer's Form 10-Q for the quarterly period ended September 30, 2003 filed with the SEC on November 12, 2003, which does not include 10,624,731 shares of Common Stock issuable upon the conversion of Questcor's Series B Preferred Stock (the "Preferred Stock"). The percentage interest calculation for the Voting Shares (as defined below) includes the present voting power of 10,624,731 shares of Common Stock issuable upon the conversion of the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock, resulting in the voting equivalence of 9,296,640 shares of Common Stock (the "Converted Shares"). Accordingly, the total number of voting shares, based on the sum of the Outstanding Shares and the Converted Shares, is 53,675,698 (the "Voting Shares").

                  Mr. C. Cavazza
                  --------------

                  Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Mr. P. Cavazza
                  --------------

                  Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Sigma Tau International
                  -----------------------

                  Pursuant to Rule 13d-3 of the Act, Sigma Tau International may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Sigma Tau
                  ---------

                  Pursuant to Rule 13d-3 of the Act, Sigma Tau may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Defiante
                  --------

                  Pursuant to Rule 13d-3 of the Act, Defiante may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Aptafin
                  -------
                  Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 14,631,375 shares of Common Stock, which constitutes approximately 31.53% of the Outstanding Shares and 26.27% of the Voting Shares.

                  Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

         (b)      Mr. C. Cavazza
                  --------------

                  The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 1,756,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 10,668,712.

                  Mr. P. Cavazza
                  --------------

                  The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 1,756,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 11,117,812.

                  Sigma Tau International
                  -----------------------

                  The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is 10,668,712.

                  Sigma Tau
                  ---------

                  The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 10,668,712.

                  Defiante
                  --------

                  The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 2,025,315.

                  Aptafin
                  -------

                  The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 14,631,375. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 449,100.


Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  EXHIBIT 1 - Joint Filing Agreement dated January 13, 2004 by and between the Reporting Persons.

                  EXHIBIT 2 - Power of Attorney dated April 8, 2003 by and between the Reporting Persons(1).


_________________
(1) Incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on May 9, 2003, relating to the shares of Common Stock.

                                  Signatures
                                  ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  January 13, 2004

                                        Claudio Cavazza


                                        By:     /s/ MAURIZIO TERENZI
                                                ------------------------------
                                                Maurizio Terenzi, Attorney-in-
                                                fact for Claudio Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  January 13, 2004

                                        Paolo Cavazza


                                        By:     /s/ MAURIZIO TERENZI
                                                ------------------------------
                                                Maurizio Terenzi, Attorney-in-
                                                fact for Paolo Cavazza



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  January 13, 2004


                                       Sigma-Tau Finanziaria SpA


                                       By:     /s/ MAURIZIO TERENZI
                                               ------------------------------
                                               Maurizio Terenzi, Attorney-in-
                                               fact for Sigma-Tau Finanziari SpA

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  January 13, 2004

                                   Sigma-Tau International S.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Sigma-Tau International S.A.



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  January 13, 2004

                                   Defiante Farmaceutica L.D.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ----------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Defiante Farmaceutica L.D.A.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  January 13, 2004


                                   Aptafin S.p.A.


                                   By:     /s/ MAURIZIO TERENZI
                                           ----------------------------------
                                           Maurizio Terenzi, Attorney-in-fact
                                           for Aptafin S.p.A.



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                  Schedule A


                       EXECUTIVE OFFICERS AND DIRECTORS


                           Sigma-Tau Finanziaria SpA


         NAME                    ADDRESS                TITLE        CITIZENSHIP

   Claudio Cavazza          via Sudafrica,20,         President        Italian
                            Rome Italy-00144

     Mario Artali           via Sudafrica,20,       Vice President     Italian
                            Rome Italy-00144

   Antonio Nicolai          via Sudafrica,20,       Managing Director  Italian
                            Rome Italy-00144

Vittorio Ripa di Meana      via Sudafrica,20,          Director        Italian
                            Rome Italy-00144

      Mauro Bove            via Sudafrica,20,          Director        Italian
                            Rome Italy-00144

    Piero Belletti          via Sudafrica,20,          Director        Italian
                            Rome Italy-00144

    Emilio Plate            via Sudafrica,20,       Vice President     Italian
                            Rome Italy-00144

  Maurizio Terenzi          via Sudafrica,20,          Director        Italian
                            Rome Italy-00144

   Enrico Cavazza           via Sudafrica,20,          Director        Italian
                            Rome Italy-00144

                                  Schedule A


                       EXECUTIVE OFFICERS AND DIRECTORS


                         Sigma-Tau International S.A.


       NAME                       ADDRESS               TITLE        CITIZENSHIP

   Mario Artali              via Sudafrica,20,        President        Italian
                             Rome Italy-00144

Jean-Marc Leonard       18 Avenue De La Porte Neuve    Director       Luxembourg
                           L-2227 Luxembourg

 Luca Checchinato       18 Avenue De La Porte Neuve    Director       Luxembourg
                           L-2227 Luxembourg

 Antonio Nicolai             via Sudafrica,20,         Director        Italian
                             Rome Italy-00144

    Mauro Bove               via Sudafrica,20,         Director        Italian
                             Rome Italy-00144

 Gustave Stoffel             Avenue Pasteur,6          Director       Luxembourg
                           LP-2310 Luxembourg

  Maryse Santini        18 Avenue De La Porte Neuve    Director       Luxembourg
                            L-2227 Luxembourg

                                  Schedule A


                       EXECUTIVE OFFICERS AND DIRECTORS


                         Defiante Farmaceutica L.D.A.


       NAME                     ADDRESS                  TITLE       CITIZENSHIP

  Antonio Nicolai          via Sudafrica,20,            Director      Italian
                           Rome Italy-00144

 Raffaele Sanguigni        Via Portina Km. 30.400 -     Director      Italian
                           Pomezia (Rome) Italy

  Antonio Guilherme        Rua dos Ferreiros, 260 -     Director      Portuguese
Rodrigues Frutuoso         Funchal - Madeira -
      de  Melo             Portugal 9000-082

Pedro Moreira da           Rua dos Ferreiros, 260 -     Director      Portuguese
  Cruz Quintas             Funchal - Madeira -
                           Portugal 9000-082

Carla Emanuel Arruda       Rua dos Ferreiros, 260 -     Director      Portuguese
 Jardim Fernandes          Funchal - Madeira -
                           Portugal 9000-082

                                  Schedule A


                       EXECUTIVE OFFICERS AND DIRECTORS


                                Aptafin S.p.A.

     NAME                 ADDRESS                   TITLE           CITIZENSHIP

Cristina Cavazza     Viale Shakespeare, 47         President          Italian
                     Rome Italy- 00144

  Piero Belletti     via Sudafrica,20,             Managing           Italian
                     Rome Italy-00144              Director

 Antonio Nicolai     via Sudafrica,20,             Director           Italian
                     Rome Italy-00144

Emanuela Cavazza     Viale Shakespeare 47          Director           Italian
                     Rome Italy- 00144

                                                                      EXHIBIT 1

                            JOINT FILING AGREEMENT

                  The undersigned hereby agree that the statement on the
Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals, Inc. dated as of January 13, 2004 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934.


Dated:  January 13, 2004            CLAUDIO CAVAZZA


                                    By:      /s/ MAURIZIO TERENZI
                                             ----------------------------------
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Claudio Cavazza


Dated:  January 13, 2004            PAOLO CAVAZZA


                                    By:      /s/ MAURIZIO TERENZI
                                             ----------------------------------
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Paolo Cavazza


Dated:  January 13, 2004            SIGMA TAU FINANZIARIA SPA


                                    By:      /s/ MAURIZIO TERENZI
                                             ----------------------------------
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Sigma-Tau Finanziari SpA


Dated:  January 13, 2004            SIGMA TAU INTERNATIONAL S.A.


                                    By:      /s/ MAURIZIO TERENZI
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Sigma-Tau International S.A.


Dated:  January 13, 2004            DEFIANTE FARMACEUTICA L.D.A.


                                    By:      /s/ MAURIZIO TERENZI
                                             ----------------------------------
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Defiante Farmaceutica L.D.A.


Dated:  January 13, 2004            APTAFIN S.P.A.


                                    By:      /s/ MAURIZIO TERENZI
                                             ----------------------------------
                                             Maurizio Terenzi, Attorney-in-fact
                                             for Aptafin S.p.A.